Exhibit 99.1

Navios Maritime Holdings Inc.

Reports Financial Results for the

Fourth Quarter and Year Ended December 31, 2013

MONACO — (Marketwired) — 02/19/14 — Navios Maritime Holdings Inc. (NYSE: NM)

•	Revenue:

•	$512.3 million for 2013; $130.6 million for Q4

•	Adjusted EBITDA:

•	$159.8 million for 2013; $42.0 million for Q4

•	Acquired 22 vessels in 2013 and YTD 2014

•	Six vessels to owned fleet; six vessels through Navios Asia; ten vessels through Navios Europe

•	Chartered-in five vessels

•	Japanese built Kamsarmax vessels delivering between Q2 2015 and Q4 2016

•	Chartered for periods between seven and ten years

•	Purchase option on all vessels

•	Dividend of $0.06 per share for Q4 2013

Navios Maritime Holdings Inc. (“Navios Holdings” or “the Company”) (NYSE: NM), a global, vertically integrated seaborne shipping and logistics company, today reported financial results for the fourth quarter and year ended December 31, 2013.

Angeliki Frangou, Chairman and Chief Executive Officer, stated, “We are pleased to report our results for the fourth quarter and year 2013. We had solid results and reported Adjusted EBITDA of $159.8 million and $42.0 million for the year and the quarter, respectively. As we continue to focus on execution, we are returning capital to our shareholders through dividend payments and declared a $0.06 dividend for Q4 2013 representing a yield of 2.4%.”

Angeliki Frangou continued, “Controlling costs was an institutional imperative in 2013, to take advantage of any change in the cycle. Through a number of initiatives, we materially reduced our daily cash breakeven to an estimated $7,308 per vessel for 2014. This low breakeven allows us to position Navios optimally as it provides a margin of safety in a recovering market and should provide reasonable cash flow in any event.”

HIGHLIGHTS — RECENT DEVELOPMENTS

Navios Holdings

Issuances of American Depositary Shares Representing Preferred Stock

On January 28, 2014, Navios Holdings completed the sale 2,000,000 American Depositary Shares, each of which represents 1/100th of a share of the Company’s Series G Cumulative Redeemable Perpetual Preferred Stock, with a liquidation preference of $2,500.00 per share, priced at $25.00 per American Depositary Share. Dividends will be payable on the Series G Cumulative Redeemable Perpetual Preferred Stock at a rate of 8.75% per annum of the stated liquidation preference. The American Depositary Shares have been approved for listing on the New York Stock Exchange under the symbol “NMPrG.” The net proceeds of approximately $47.7 million from the offering (after deducting underwriting discounts and estimated offering expenses) will be used for general corporate purposes, including acquisition of vessels.

Fleet Developments

Acquisition of Two New Building Vessels

On January 26, 2014, Navios Holdings entered into agreements to purchase two bulk carrier vessels, one 84,000 dwt Panamax vessel and one 180,600 dwt Capesize vessel, both to be built in Japan. The vessels’ acquisition prices are $31.8 million and $52.0 million, respectively. Both vessels are scheduled for delivery in Q4 2015. The vessels will be financed with debt and cash from operations.

Chartered-in Five Vessels

In January 2014, Navios Holdings entered into agreements to charter-in five new building Japanese Kamsarmax vessels. The vessels are expected to be delivered between Q2 2015 and Q4 2016 and are chartered-in for periods from seven to ten years for an average charter rate of $13,480 per day for the first year. Navios has purchase option on all of the vessels.

Dividend Policy

On February 17, 2014, the Board of Directors declared a quarterly cash dividend for the fourth quarter of 2013 of $0.06 per share of common stock. The dividend is payable on March 27, 2014 to stockholders of record as of March 20, 2014. The declaration and payment of any further dividends remain subject to the discretion of the Board and will depend on, among other things, Navios Holdings’ cash requirements after taking into account market opportunities, restrictions under its credit agreements and other debt obligations and such other factors as the Board may deem advisable.

Navios South American Logistics Inc. (“Navios Logistics”)

On February 11, 2014, Navios Logistics entered into an agreement for the construction of three new pushboats with a construction price of $7.4 million each. These vessels are expected to be delivered in the first quarter of 2015.

Navios Asia LLC (“Navios Asia”)

In January, 2014, Navios Asia took delivery of the N Bonanza, a 2006-built 76,596 dwt bulk carrier vessel for a purchase price of $17.5 million, of which $6.3 million was paid from equity contributions and $11.3 million was financed through a loan.

Navios Maritime Partners L.P. (“Navios Partners”)

In February 2014, Navios Partners completed its public offering of 6,325,000 common units, including the full exercise of the underwriters’ overallotment option at $17.30 per unit, and raised gross proceeds of approximately $109.4 million. The net proceeds of this offering were approximately $104.5 million. Navios Holdings paid $2.2 million in order to retain its 2% general partner interest. As a result, 129,082 additional general partnership units were issued in connection with this offering. Following this offering Navios Holdings’ owns 20.0% of Navios Partners (which includes a 2% general partner interest).

On February 14, 2014, Navios Holdings received $7.4 million from Navios Partners representing the cash distribution for the fourth quarter of 2013.

Navios Maritime Acquisition Corporation (“Navios Acquisition”)

On February 14, 2014, Navios Acquisition priced its public offering of 14,950,000 shares of its common stock, including the full exercise of the underwriters’ overallotment option at a price of $3.85 per share, raising gross proceeds of $57.6 million. The offering is expected to close on February 20, 2014. Following this offering, Navios Holdings’ has a 43.6% voting interest and 46.4% economic interest in Navios Acquisition (43.1% voting and 45.8% economic interest following the exercise of the underwriters’ overallotment option).

On January 7, 2014, Navios Holdings received $3.6 million from Navios Acquisition representing the cash dividend for the third quarter of 2013.

Time Charter Coverage

As of February 18, 2014, Navios Holdings has chartered-out 51.4% and 8.8% of available days for 2014 and 2015, respectively, equivalent to $115.4 million and $28.9 million in revenue, respectively. The average daily charter-out rate for the core fleet is $13,408 and $18,230 for 2014 and 2015, respectively. The average daily charter-in rate for the active long-term charter-in vessels for 2013 is $13,759.

The above figures do not include the fleet of Navios Logistics and vessels servicing Contracts of Affreightment.

Fleet Profile

Navios Holdings controls a fleet of 66 vessels totaling 6.3 million dwt, of which 42 are owned and 24 are chartered-in under long-term charters (collectively, the “Core Fleet”). Navios Holdings currently operates 53 vessels (15 Capesize, 17 Panamax, 19 Ultra Handymax and two Handysize) totaling 5.1 million dwt. The current average age of the operating fleet is 7.0 years. Additionally, Navios Holdings has (i) seven newbuilding charter-in vessels expected to be delivered at various dates through 2016; (ii) two newbuilding owned vessels expected to be delivered in Q4 2015; and (iii) four vessels in the Navios Asia fleet expected to be delivered in the first quarter of 2015.

Exhibit II provides certain details of the “Core Fleet” of Navios Holdings. It does not include the fleet of Navios Logistics.

Earnings Highlights

As of December 31, 2013

•	Net Debt to Total Capitalization of 51.3%.

•	Cash of $189.9 million.

Fourth Quarter 2013 and 2012 Results (in thousands of U.S. dollars, except per share data and unless otherwise stated):

The fourth quarter 2013 and 2012 information presented below was derived from the unaudited condensed consolidated financial statements for the respective periods. EBITDA, Adjusted EBITDA, Adjusted Net Loss and Adjusted Basic Losses Per Share are non-U.S. GAAP financial measures and should not be used in isolation or as substitution for Navios Holdings’ results.

See Exhibit I under the heading, “Disclosure of Non-GAAP Financial Measures,” for a discussion of EBITDA or Adjusted EBITDA of Navios Holdings, on a consolidated basis, and Navios Logistics, and a reconciliation of such measure to the most comparable measure under U.S. GAAP.

	Three Month Period Ended December 31, 2013	Three Month Period Ended December 31, 2012
	(unaudited)	(unaudited)
Revenue	$130,586	$128,457
Adjusted EBITDA (*)	$41,985	$53,834
Adjusted Net loss (*)	$(18,059)	$(1,046)
Adjusted Basic Losses Per Share (*)	$(0.18)	$(0.01)

(*)	Adjusted EBITDA, Adjusted Net Loss and Adjusted Basic Losses Per Share for the three months ended December 31, 2013 exclude a $37.1 million loss on bond extinguishment and a $14.8 million loss from Navios Acquisition.

Adjusted EBITDA for the three months ended December 31, 2012 excludes a $161.2 million gain from defaulted charter’s compensation and related accounts, net.

Adjusted Net Loss and Adjusted Basic Losses Per Share for the three months ended December 31, 2012 also exclude the item described in the immediately preceding paragraph, and $4.1 million of accelerated amortization of intangibles.

Revenue from drybulk vessel operations for the three months ended December 31, 2013 was $80.0 million as compared to $69.9 million for the same period during 2012. The increase in drybulk revenue was mainly attributable to an increase in the time charter equivalent rate (“TCE”) per day by 3.8% to $13,291 per day in the fourth quarter of 2013, as compared to $12,805 per day in the same period of 2012; (ii) an increase in available days for owned vessels of 453 days; and (iii) an increase in short-term charter-in fleet available days of 473 days. This increase was partially offset by a decrease in long-term charter-in fleet available days of 11 days.

Revenue from the logistics business was $50.6 million for the three months ended December 31, 2013 as compared to $58.6 million for the same period of 2012. This decrease was mainly attributable to a decrease in the Paraguayan liquid port’s volume of products sold mitigated by an increase in the revenues of the dry port and the barge business.

Adjusted EBITDA of Navios Holdings for the three months ended December 31, 2013 decreased by $11.8 million to $42.0 million as compared to $53.8 million for the same period of 2012. The $11.8 million decrease in Adjusted EBITDA was primarily due to (i) a $1.4 million increase in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs); (ii) a $5.9 million decrease in other income, net; (iii) a $0.5 million increase in net income attributable to the noncontrolling interest; and (iv) a $18.9 million decrease in equity in net earnings from affiliated companies. This overall decrease of $26.7 million was mitigated by a (i) a $2.1 million increase in revenue;(ii) a $12.4 million decrease in time charter, voyage and logistics business expenses; and (iii) a $0.4 million decrease in general and administrative expenses (excluding share-based compensation expenses).

EBITDA of Navios Logistics was $14.3 million for the three month period ended December 31, 2013 as compared to $10.9 million for the same period in 2012.

Adjusted Net Loss of Navios Holdings for the three months ended December 31, 2013 was $18.1 million as compared to $1.1 million for the same period of 2012. The $17.0 million increase of Adjusted Net Loss was mainly due to: (i) a decrease in Adjusted EBITDA of $11.8 million; (ii) an increase in interest income/(expense) and finance cost, net of $2.4 million; (iii) an increase in income tax expense of $0.7 million; (iv) an increase of $0.9 million in amortization for deferred drydock and special survey costs; and (v) an increase of $1.9 million in share-based compensation expense. This overall increase was partially offset by a decrease in depreciation and amortization of $0.7 million (excluding the accelerated amortization of intangibles in 2012).

Year Ended December 31, 2013 and 2012 Results (in thousands of U.S. dollars, except per share data and unless otherwise stated):

The information for the year ended December 31, 2013 and 2012 presented below was derived from the unaudited condensed consolidated financial statements for the respective periods. EBITDA, Adjusted EBITDA, Adjusted Net (Loss)/Income and Adjusted Basic Losses/(Earnings) Per Share are non-U.S. GAAP financial measures, and should not be used in isolation or as substitution for Navios Holdings’ results.

See Exhibit I under the heading, “Disclosure of Non-GAAP Financial Measures,” for a discussion of EBITDA or Adjusted EBITDA of Navios Holdings, on a consolidated basis, and Navios Logistics, and a reconciliation of such measures to the most comparable measures under U.S. GAAP.

	Year Ended	Year Ended
	December 31,	December 31,
	2013	2012
	(unaudited)	(unaudited)
Revenue	$512,279	$616,494
Adjusted EBITDA (*)	$159,829	$237,935
Adjusted Net (Loss)/Income (*)	$(57,143)	$18,005
Adjusted Basic (Losses)/Earnings Per Share (*)	$(0.58)	$0.16

(*)	Adjusted EBITDA, Adjusted Net Loss and Adjusted Basic Losses Per Share for the year ended December 31, 2013 excludes a $37.1 million loss on bond extinguishment and a $14.8 million loss from Navios Acquisition.

Adjusted EBITDA for the year ended December 31, 2012 excludes (i) a $161.2 million gain from defaulted charter’s compensation and related accounts, net (ii) a $0.3 million gain on the sale of the Navios Buena Ventura to Navios Partners.

Adjusted Net Income and Adjusted Basic Earnings Per Share for the year ended December 31, 2012 exclude items (i) and (ii) described in the immediately preceding paragraph, and $4.1 million of accelerated amortization of intangibles.

Revenue from drybulk vessel operations for the year ended December 31, 2013 was $275.2 million as compared to $369.5 million for the same period during 2012. The decrease in drybulk revenue was mainly attributable to: (i) a decrease in the TCE per day by 33.8% to $12,029 per day in the year ended December 31, 2013 following the receipt in advance of $175.4 million due to restructuring of credit default insurance in the fourth quarter of 2012, as compared to $18,167 per day in the same period of 2012; and (ii) a decrease in the long-term charter-in fleet available days of 309 days. This decrease was partially offset by an increase in short-term charter-in fleet available days of 1,415 days and an increase in available days for owned vessels of 669 days.

Revenue from the logistics business was $237.1 million for the year ended December 31, 2013 as compared to $247.0 million for the same period of 2012. This decrease was mainly attributable to a decrease in the Paraguayan liquid port’s volume of products sold. This decrease was partially offset by an increase in (i) rates in the dry port terminal; and (ii) rates in the cabotage fleet.

Adjusted EBITDA of Navios Holdings for the year ended December 31, 2013 decreased by $78.1 million to $159.8 million as compared to $237.9 million for the same period of 2012. The $78.1 million decrease in Adjusted EBITDA was primarily due to: (i) a $104.2 million decrease in revenue; (ii) a $14.1 million decrease in equity in net earnings from affiliated companies; and (iii) a $3.7 million increase in net income attributable to the noncontrolling interest. The overall variance of $122.0 million was mitigated by: (i) a $7.0 million decrease in general and administrative expenses (excluding share-based compensation expenses); (ii) a $6.0 million decrease in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs); (iii) a $24.9 million decrease in time charter, voyage and logistics business expenses; and (iv) a $6.0 million increase in other income, net.

EBITDA of Navios Logistics was $56.8 million for the year ended December 31, 2013 as compared to $48.1 million for the same period in 2012.

Adjusted Net loss of Navios Holdings for the year ended December 31, 2013 was $57.1 million as compared to $18.0 million of income for the same period of 2012. The decrease of Adjusted Net Income by $75.1 million was mainly due to: (i) a decrease in Adjusted EBITDA of $78.1 million; (ii) an increase in interest income/(expense) and finance cost, net of $5.0 million; (iii) an increase of $2.3 million in amortization for deferred drydock and special survey costs; and (iv) an increase of $0.3 million in share-based compensation expense. The decrease was partially offset by: (i) a decrease in depreciation and amortization of $6.0 million (excluding the accelerated amortization of intangibles in 2012); and (ii) an increase in income tax benefit of $4.6 million.

Fleet Summary Data:

The following table reflects certain key indicators indicative of the performance of the Navios Holdings’ drybulk operations (excluding the Navios Logistics fleet) and its fleet performance for the three and twelve month periods ended December 31, 2013 and 2012.

	Three Month Period Ended December 31, 2013	Three Month Period Ended December 31, 2012	Year Ended December 31, 2013	Year Ended December 31, 2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Available Days (1)	5,389	4,474	19,364	17,589
Operating Days (2)	5,370	4,391	19,062	17,273
Fleet Utilization (3)	99.7%	98.2%	98.4%	98.2%
Equivalent Vessels (4)	59	49	53	48
TCE (5)	$13,291	$12,805	$12,029	$18,167

(1)	Available days for the fleet are total calendar days the vessels were in Navios Holdings’ possession for the relevant period after subtracting off-hire days associated with major repairs, drydocking or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.
(2)	Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.
(3)	Fleet utilization is the percentage of time that Navios Holdings’ vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels.
(4)	Equivalent Vessels is defined as the total available days during a relevant period divided by the number of days of this period.
(5)	TCE is defined as voyage and time charter revenues less voyage expenses during a relevant period divided by the number of available days during the period.

Conference Call:

As previously announced, Navios Holdings will host a conference call today, February 19, 2014, at 8:30 am ET, at which time members of senior management will provide highlights and commentary on the financial results of the Company for the fourth quarter and year ended December 31, 2013.

A supplemental slide presentation will be available on the Navios Holdings website at www.navios.com under the “Investors” section by 8:00 am ET on the day of the call.

Conference Call details:

Call Date/Time: Wednesday, February 19, 2014, at 8:30 am ET

Call Title: Navios Holdings Inc. Q4 2013 Financial Results Conference Call

US Dial In: +1.877.480.3873

International Dial In: +1.404.665.9927

Conference ID: 3140 3509

The conference call replay will be available shortly after the live call and remain available for one week at the following numbers:

US Replay Dial In: +1.800.585.8367

International Replay Dial In: +1.404.537.3406

Conference ID: 3140 3509

This call will be simultaneously Webcast. The Webcast will be available on the Navios Holdings website, www.navios.com, under the “Investors” section. The Webcast will be archived and available at the same Web address for two weeks following the call.

About Navios Maritime Holdings Inc.

Navios Maritime Holdings Inc. (NYSE: NM) is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities including iron ore, coal and grain. For more information about Navios Holdings please visit our website: www.navios.com.

About Navios South American Logistics Inc.

Navios South American Logistics Inc. is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia region river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. Navios Logistics serves the storage and marine transportation needs of its petroleum, agricultural and mining customers through its port terminals, river barge and coastal cabotage operations. For more information about Navios Logistics please visit its website: www.navios-logistics.com.

About Navios Maritime Partners L.P.

Navios Partners (NYSE: NMM) is a publicly traded master limited partnership which owns and operates dry cargo vessels. For more information, please visit its website: www.navios-mlp.com.

About Navios Maritime Acquisition Corporation

Navios Acquisition (NYSE: NNA) is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals. For more information about Navios Acquisition, please visit its website: www.navios-acquisition.com.

Forward Looking Statements - Safe Harbor

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Holdings’ growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenues and time charters. Although Navios Holdings believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Holdings. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for drybulk vessels; competitive factors in the market in which Navios Holdings operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Holdings’ filings with the Securities and Exchange Commission. Navios Holdings expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Holdings’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact:

Navios Maritime Holdings Inc.

+1.212.906.8643

investors@navios.com

EXHIBIT I

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Expressed in thousands of U.S. dollars – except share and per share data)

	Three Month Period Ended December 31, 2013	Three Month Period Ended December 31, 2012	Year Ended December 31, 2013	Year Ended December 31, 2012
	(unaudited)	(unaudited)	(unaudited)
Revenue	$130,586	$128,457	$512,279	$616,494
Time charter, voyage and logistics business expenses	(53,317)	(65,774)	(244,412)	(269,279)
Direct vessel expenses	(28,543)	(26,167)	(114,074)	(117,790)
General and administrative expenses	(16,662)	(15,239)	(44,634)	(51,331)
Depreciation and amortization	(25,158)	(29,932)	(98,124)	(108,206)
Interest income/(expense) and finance cost, net	(28,361)	(25,981)	(108,506)	(103,479)
Gain/(loss) on derivatives	—	79	(260)	(196)
Gain on sale of assets	—	—	18	323
Loss on bond and debt extinguishment	(37,136)	—	(37,136)	—
Other (expense)/income, net	26	167,144	5,954	161,110

(Loss)/income before equity in net earnings of affiliated companies	(58,565)	132,587	(128,895)	127,646
Equity in net (losses)/earnings of affiliated companies	(10,436)	23,269	19,344	48,228

(Loss)/income before taxes	$(69,001)	$155,856	$(109,551)	$175,874
Income tax (expense)/benefit	(719)	(31)	4,260	(312)

Net (loss)/income	(69,720)	155,825	(105,291)	175,562
Less: Net loss/(income) attributable to the noncontrolling interest	(259)	286	(3,772)	(77)

Net (loss)/income attributable to Navios Holdings common stockholders	$(69,979)	$156,111	$(109,063)	$175,485

(Loss)/income attributable to Navios Holdings common stockholders, basic	$(70,462)	$155,684	$(110,990)	$173,780

(Loss)/income attributable to Navios Holdings common stockholders, diluted	$(70,462)	$156,111	$(110,990)	$175,485

Basic (losses)/earnings per share attributable to Navios Holdings common stockholders	$(0.69)	$1.54	$(1.09)	$1.72

Weighted average number of shares, basic	102,010,974	101,326,887	101,854,415	101,232,720

Diluted (losses)/earnings per share attributable to Navios Holdings common stockholders	$(0.69)	$1.41	$(1.09)	$1.58

Weighted average number of shares, diluted	102,010,974	111,107,512	101,854,415	111,033,758

NAVIOS MARITIME HOLDINGS INC.

Other Financial Data

	December 31, 2013 (unaudited)	December 31, 2012
ASSETS

Cash and cash equivalents	$187,831	$257,868
Restricted cash	2,041	24,704
Other current assets	150,114	187,995
Vessels, port terminal and other fixed assets, net	1,808,883	1,746,493
Other noncurrent assets	418,744	355,008
Goodwill and other intangibles	352,000	369,394

Total assets	$2,919,613	$2,941,462

LIABILITIES AND EQUITY

Current liabilities, including current portion of long-term debt	149,767	189,376
Senior and ship mortgage notes, net of discount and including premium	1,293,156	1,034,141
Long-term debt, net of current portion	198,832	290,976
Other noncurrent liabilities	88,523	103,930
Total stockholders’ equity	1,189,335	1,323,039

Total liabilities and stockholders’ equity	$2,919,613	$2,941,462

	Year Ended	Year Ended
	December 31, 2013	December 31, 2012
	(unaudited)
Net cash provided by operating activities	$57,922	$228,644
Net cash (used in)/provided by investing activities	$(256,744)	$12,453
Net cash provided by/(used in) financing activities	$128,785	$(154,325)

Disclosure of Non-GAAP Financial Measures

EBITDA represents net income plus interest and finance costs plus depreciation and amortization and income taxes, if any, unless otherwise stated. Adjusted EBITDA represents EBITDA excluding certain items as described under “Earnings Highlights”. EBITDA and Adjusted EBITDA are “non-GAAP financial measures” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with generally accepted accounting principles in the United States or as a measure of profitability or liquidity.

EBITDA is presented to provide additional information with respect to the ability of Navios Holdings to satisfy its respective obligations including debt service, capital expenditures and working capital requirements. While EBITDA is frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of EBITDA is used here may not be comparable to that used by other companies due to differences in methods of calculation.

Navios Logistics EBITDA is used to measure company’s operating performance.

The following tables provide a reconciliation of Adjusted EBITDA of Navios Holdings and EBITDA of Navios Logistics, which in the case of Navios Holdings is on a consolidated basis:

Navios Holdings Reconciliation of Adjusted EBITDA to Cash from Operations

Three Months Ended	December 31, 2013	December 31, 2012
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash (used in)/provided by operating activities	$(21,134)	$170,834
Net decrease in operating assets	(8,683)	(15,011)
Net decrease in operating liabilities	22,491	31,821
Net interest cost	28,361	25,981
Deferred finance charges	(1,260)	(1,554)
Provision for losses on accounts receivable	(330)	(16,694)
Unrealized (loss)/gain on FFA derivatives and expenses related to bond and debt extinguishment	(12,142)	49
Equity in affiliates, net of dividends received	(18,811)	13,417
Payments for drydock and special survey	1,832	5,930
Noncontrolling interest	(259)	286
Gain from defaulted charters’ compensation and related accounts, net	—	(161,225)
Loss on bond and debt extinguishment	37,136	—
Other items from affiliates	14,784	—

Adjusted EBITDA	$41,985	$53,834

Navios Logistics EBITDA Reconciliation to Net Income/(Loss)

Three Months Ended	December 31, 2013	December 31, 2012
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net income/(loss) attributable to Navios Logistics shareholders	$315	$(748)
Depreciation and amortization	5,735	6,866
Amortization of deferred drydock and special survey costs	1,264	312
Interest income/(expense) and finance cost, net	6,351	4,494
Income tax benefit/(expense)	642	(39)

EBITDA	$14,307	$10,885

Navios Holdings Reconciliation of Adjusted EBITDA to Cash from Operations

Twelve Months Ended	December 31, 2013	December 31, 2012
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$57,922	$228,644
Net (decrease)/increase in operating assets	(57,792)	50,687
Net decrease in operating liabilities	28,914	18,016
Net interest cost	108,506	103,479
Deferred finance charges	(5,384)	(6,309)
Provision for losses on accounts receivable	(630)	(17,136)
Unrealized loss on FFA derivatives and expenses related to bond and debt extinguishment	(12,211)	(124)
Equity in affiliates, net of dividends received	(19,781)	7,519
Payments for drydock and special survey	12,119	14,461
Noncontrolling interest	(3,772)	(77)
Gain on sale of assets	18	—
Gain from defaulted charters’ compensation and related accounts, net	—	(161,225)
Loss on bond and debt extinguishment	37,136	—
Other items from affiliates	14,784	—

Adjusted EBITDA	$159,829	$237,935

Navios Logistics EBITDA Reconciliation to Net Income

Twelve Months Ended	December 31, 2013	December 31, 2012
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net income attributable to Navios Logistics shareholders	$9,716	$156
Depreciation and amortization	23,354	26,940
Amortization of deferred drydock and special survey costs	3,392	1,332
Interest income/(expense) and finance cost, net	24,929	19,669
Income tax (expense)/benefit	(4,554)	35

EBITDA	$56,837	$48,132

EXHIBIT II

Owned Vessels

Vessel Name	Vessel Type	Year Built	Deadweight (in metric tons)
Navios Serenity	Handysize	2011	34,690
Navios Ionian	Ultra Handymax	2000	52,067
Navios Horizon	Ultra Handymax	2001	50,346
Navios Herakles	Ultra Handymax	2001	52,061
Navios Achilles	Ultra Handymax	2001	52,063
Navios Vector	Ultra Handymax	2002	50,296
Navios Meridian	Ultra Handymax	2002	50,316
Navios Mercator	Ultra Handymax	2002	53,553
Navios Arc	Ultra Handymax	2003	53,514
Navios Hios	Ultra Handymax	2003	55,180
Navios Kypros	Ultra Handymax	2003	55,222
Navios Astra	Ultra Handymax	2006	53,468
Navios Ulysses	Ultra Handymax	2007	55,728
Navios Celestial	Ultra Handymax	2009	58,063
Navios Vega	Ultra Handymax	2009	58,792
Navios Magellan	Panamax	2000	74,333
Navios Star	Panamax	2002	76,662
Navios Northern Star	Panamax	2005	75,395
Navios Amitie	Panamax	2005	75,395
Navios Taurus	Panamax	2005	76,596
Navios Asteriks	Panamax	2005	76,801
Navios Galileo	Panamax	2006	76,596
Navios Avior	Panamax	2012	81,355
Navios Centaurus	Panamax	2012	81,472
Navios Stellar	Capesize	2009	169,001
Navios Bonavis	Capesize	2009	180,022
Navios Happiness	Capesize	2009	180,022
Navios Phoenix	Capesize	2009	180,242
Navios Lumen	Capesize	2009	180,661
Navios Antares	Capesize	2010	169,059
Navios Etoile	Capesize	2010	179,234
Navios Bonheur	Capesize	2010	179,259
Navios Altamira	Capesize	2011	179,165
Navios Azimuth	Capesize	2011	179,169

Navios Asia Fleet(3)

Vessel Name	Vessel Type	Year Built	Deadweight (in metric tons)
N Amalthia	Panamax	2006	75,318
N Bonanza	Panamax	2006	76,596

Long term Chartered-in Fleet in Operation

Vessel Name	Vessel Type	Year Built	Deadweight (in metric tons)	Purchase Option(1)
Navios Lyra	Handysize	2012	34,718	Yes(2)
Navios Apollon	Ultra Handymax	2000	52,073	No
Navios Primavera	Ultra Handymax	2007	53,464	Yes
Navios Armonia	Ultra Handymax	2008	55,100	No
Navios Oriana	Ultra Handymax	2012	61,442	Yes
Navios Mercury	Ultra Handymax	2013	61,393	Yes
Navios Libra II	Panamax	1995	70,136	No
Navios Altair	Panamax	2006	83,001	No
Navios Esperanza	Panamax	2007	75,356	No
Navios Marco Polo	Panamax	2011	80,647	Yes
Navios Southern Star	Panamax	2013	82,224	Yes
Golden Heiwa	Panamax	2007	76,662	No
Beaufiks	Capesize	2004	180,310	Yes
Rubena N	Capesize	2006	203,233	No
King Ore	Capesize	2010	176,800	No
Navios Koyo	Capesize	2011	181,415	Yes
Navios Obeliks	Capesize	2012	181,415	Yes

Navios Asia Fleet to be Delivered (3)

Vessels	Vessel Type	Built	Estimated Delivery Date
Navios TBN	Panamax	2007	Q1 2015
Navios TBN	Panamax	2007	Q1 2015
Navios TBN	Panamax	2007	Q1 2015
Navios TBN	Panamax	2007	Q1 2015

Owned Fleet to be Delivered

Vessels	Vessel Type	Delivery Date	Deadweight (in metric tons)
Navios TBN	Panamax	Q4 2015	84,000
Navios TBN	Capesize	Q4 2015	180,600

Long-term Chartered-in Fleet to be Delivered

Vessels	Vessel Type	Delivery Date	Deadweight (in metric tons)	Purchase Option
Navios Venus	Ultra Handymax	Q1 2015	61,000	Yes
Navios Felix	Capesize	Q2 2016	180,000	Yes
Navios TBN	Panamax	Q2 2015	80,000	Yes
Navios TBN	Panamax	Q3 2015	82,000	Yes
Navios TBN	Panamax	Q4 2016	81,000	Yes
Navios TBN	Panamax	Q4 2016	81,000	Yes
Navios TBN	Panamax	Q4 2016	84,000	Yes

(1)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.
(2)	Navios Holdings holds the initial 50% purchase option on the vessel.
(3)	51% ownership by Navios Holdings.